Mail Stop 3561

September 29, 2008

Mr. Edward Rosenfeld, CEO
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104

      Re: **Steven Madden, Ltd.**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed March 12, 2008
              File No. 000-23702

Dear Mr. Rosenfeld:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      John Reynolds
      Assistant Director